FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
November 02, 2006

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

PRESS RELEASE

RESULTS OF MTS’ EXTRAORDINARY MEETING OF SHAREHOLDERS

MOSCOW, RUSSIAN FEDERATION — NOVEMBER 02, 2006 — MOBILE TELESYSTEMS OJSC (“MTS” — NYSE: MBT), THE LARGEST MOBILE PHONE OPERATOR IN RUSSIA AND THE CIS, ANNOUNCES THE DECISIONS MADE AT THE COMPANY’S EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS (EGM) ON OCTOBER 30, 2006.

The shareholders’ meeting adopted, among others, the following resolutions:

1.               Approval of the revised version of the Company’s Charter;

2.               Approval of the Statute on the Executive Board;

3.               Reorganization and approval of a merger of ReCom and Telesot-Alania into MTS;

4.               Approval of supplements and amendments to be entered into the Statute on the Board of Directors (BoD);

5.               Approval of supplements and amendments to be entered into the Statute on  the President;

6.               Approval of the revised Statute on General Shareholder Meetings of Shareholders.

At the meeting of the BoD held on the same day, in accordance with the Statute on the Executive Board, the number and the individuals to be included on the Executive Board were determined. The number of members of the Executive Board was set at 12. The following persons were elected to the Executive Board:

•                  Mr. Leonid Melamed, President and CEO of MTS;

•                  Mr. Mikhail Shamolin, Vice President, Head of Business unit “MTS Russia”;

•                  Mr. Sergey Aslanyan, Vice President , Chief Information Officer;

•                  Mr. Vsevolod Rozanov, Vice President, Chief Financial Officer:

•                  Mr. Grzegorz Esz, Vice President, Chief Marketing Officer;

•                  Ms. Tatiana Evtushenkova, Vice President, Strategy and Corporate Development;

•                  Mr. Andrei Terebenin, Vice President, Corporate Communication;

•                  Mr. Pavel Belik, Vice President, Security;

•                  Mr. Sergey Nikonov, acting Vice President, Human Resources;

•                  Mr. Pavel Pavlovsky, acting Vice President, Foreign Subsidiaries;

•                  Mr. Alexander Nikitin, Director of Corporate Development;

•                  Mr. Adam Wojacki, Chief Executive Officer of UMC.

WWW.MTSGSM.COM

Mr. Leonid Melamed is the Chairman of the Executive Board in accordance with the Company’s charter and the Statute on the Executive Board. The following issues, among others, are within the competence of the Executive Board:

•                  Arrangement of efficient operating management of current activity of the Company;

•                  Elaboration of key principles to be used for planning of the Company activity;

•                  Elaboration and submission to the Company’s Board of Directors of proposals on strategy related to organization and planning of the Company activity on the whole;

•                  Elaboration and improvement of Company staff motivation system;

•                  Development of recommendations for the President and Board of Directors of the Company based on yearly targets to be achieved with regard to the general objectives;

•                  Preliminary review of discussion materials submitted to the members of Board of Directors and shareholders of the Company in course of preparation to the Board of Directors Meetings and General Shareholders Meetings;

•                  Arrangement for fulfillment of resolutions of General Shareholders’ Meetings and Board of Directors Meetings;

•                  Taking decisions on settlement of a transaction (non-material and related-party transaction) or a number of connected transactions related to purchase, alienation or potential alienation, direct or indirect, of property priced at the amount exceeding the equivalent of $100 million.

President and CEO of MTS, Mr. Leonid Melamed, noted: “The creation of a collegial executive body — the Executive Board — will increase the Company’s level of transparency and corporate governance. The Board of Directors believes that the Executive Board will strengthen the Company’s control mechanisms over its use of financial resources.”

***

For further information, please contact:
Mobile TeleSystems, Moscow
Investor Relations
Tel: +7 495 223 2025
E-mail: ir@mts.ru

***

Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 67.59 million subscribers. The regions of Russia, as well as Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www1.mtsgsm.com.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management and future growth subject to risks.

***

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	Leonid Melamed
	Name:	Leonid Melamed
	Title:	CEO

Date:   November 02, 2006

2